May 31, 2024

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Karen Rossotto

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Rossotto:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 142 (“PEA No. 142”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2023 (accession number 0001580642-23-005130). The purpose of PEA No. 142 is to add the Nightview Fund (the “Fund”) as a series of the Registrant.

Before addressing your prior comments, however, we would like to apprise the staff of the current status of our filing and our requested date of effectiveness. As noted, PEA 142 was filed on September 26, 2023, with a requested effectiveness date of 75 days from the filing, or December 10, 2023. However, based on the comments that Registrant received from the staff, including Jeffrey Long of the Division of Investment Management’s Disclosure Review and Accounting Office, and taking into account the scheduling challenges associated with orchestrating a conversion of the Predecessor Fund in a time frame, as well as the proximity of the originally proposed effectiveness date for the Fund and the December 31 fiscal year end of the Predecessor Fund, Registrant made a decision to delay the effectiveness of the Fund until such time as the audited financials of the Predecessor Fund for the fiscal year ended December 31, 2023 could be included in the filing. To that end, we filed post-effective amendments pursuant to Rule 485bxt on December 8, 2023, January 10, 2024, February 9, 2024, March 11, 2024, April 10, 2024, and most recently May 9, 2024 (with a proposed effectiveness date of June 10, 2024.)

Drafts of the audited financial statements for the Predecessor Fund as of December 31, 2023 became available only recently and were provided to Mr. Long for his review on April 23. Our plan going forward is to file simultaneously with this comment letter response Registrants Post-Effective Amendment No. 158, pursuant to Rule 485(a), which incorporates our responses to the staff’s comment letter and also provides audited financials of the Predecessor Fund, with a request that the Fund’s effectiveness be accelerated to June 10, 2024 or as soon as practical thereafter in order to accommodate a service conversion and asset transfer on or shortly after that date. Registrant also wishes to apprise the staff that at an in-person meeting of Registrant’s Board on March 12, 2024, the Board and its Independent Trustees, voting separately, approved a Trading

Subadvisory Agreement between Nightview Capital, LLC, the Fund’s investment adviser (“Adviser”), and Exchange Traded Concepts, LLC (“ETC” or “Subadviser”), an Oklahoma limited liability company with its principal place of business at 10900 Hefner Pointe Dr., Suite 400, Oklahoma City, OK 73210. ETC’s role, as set forth in the Subadvisory Agreement, is limited to assisting the Adviser in the execution of trades for the Fund. Under the terms of the Subadvisory Agreement, the Adviser has retained and has not delegated to the Subadviser either the authority or the responsibility to determine the types of assets that will be purchased, retained or sold by the Fund, or the portion or the of the Assets will be invested or held uninvested in cash, or the determination of what cash investment vehicles the Fund will invest in. Registrant has incorporated disclosure regarding the Subadviser into the prospectus, and will include a copy of the Subadvisory Agreement as an exhibit in Post-Effective Amendment No. 158.

Staff Comments Related to the Prospectus

Comment 1: Please include a footnote to Acquired Fund Fees and Expenses in the Fees and Expenses table that states Acquired Fund Fees and Expenses are estimated for the current fiscal year.

Response to Comment 1: The Registrant has incorporated the requested footnote.

Comment 2: Please include 5 Year and 10 Year expense examples because the Fund is showing prior or related performance.

Response to Comment 2: The Registrant has incorporated the requested 5 Years and 10 Years expense examples.

Comment 3: Please consider whether the second bullet under the eleventh paragraph in the Fund’s Principal Investment Strategies section related to the Landgrab Mentality is consistent with the Fund’s investment policy to invest 80% in U.S. issuers. If international securities are a principal investment of the Fund, please disclose accordingly.

Response to Comment 3: In response to Comment 3, we have modified the principal investment strategies disclosure of the prospectus by adding the following language following the first sentence of the first heading under the heading Principal Investment Strategies paragraph to read as follows:

“The Fund may invest up to 20% of its net assets in securities and instruments that trade in U.S. dollars on U.S. exchanges but are economically tied to foreign developed markets, including American Depositary Receipts (ADRs). ADRs are issued by U.S. banks (depositories) and represent ownership interests in securities of foreign companies that are deposited with those banks. The Fund may invest in sponsored ADR arrangements wherein the foreign issuer assumes the obligation to pay some or all of the depository’s transaction fees or unsponsored ADR arrangements wherein the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holder."

We have modified the principal investment risks disclosure of the prospectus to read as follows:

Foreign Security Risk. Foreign investments, including ADRs, are subject to sovereign risk and may be adversely affected by changes in currency exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Depending on the specifics of the investment, the Fund’s foreign investments may also be subject to the following specific risks:

•	ADR Risk. Investments in ADRs are subject to many of the same risks that are associated with direct investments in securities of foreign issuers (see, “Foreign Security Risk” above). These risks may adversely affect the value of the Fund’s investments in ADRs. In addition, ADRs may not track the price of the underlying foreign securities, and their value may change materially at times when the U.S. markets are not open for trading In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depository’s transaction fees Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders. Because unsponsored ADR arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored ADRs and voting rights with respect to the deposited securities are not passed through.

Comment 4: This comment relates to the use of the word “concentrated” in the second sentence and “concentration” in the last sentence of the seventeenth paragraph in the Fund’s Principal Investment Strategies section, which state as follows:

“It is a “best ideas” portfolio, and typically will be more concentrated than many ETFs or mutual funds.”

“However, the Fund’s performance will most likely be more volatile than the S&P 500 Total Return Index given its concentration relative to the Index.”.

Please rephrase or delete both terms to eliminate confusion regarding concentration because the Fund will not be concentrated in a particular industry or group of industries under the Investment Company Act of 1940.

Response to Comment 4: The two sentences have been revised as follows:

1.	“It is a “best ideas” portfolio that is characterized as non-diversified for purposes of the Investment Company Act of 1940 and typically will be less diversified than many ETFs or mutual funds.”

2.	However, the Fund’s performance will most likely be more volatile than the S&P 500 Total Return Index given the level of its diversification relative to the Index.”

Comment 5: It is unclear in the disclosure what the relationship is between the Fund’s principal investment strategy and its investment objective of outperformance of the S&P 500 Total Return Index over a rolling five-year period. Clarify in the disclosure how this goal is determined given the Fund's strategy (i.e., tie the strategy to the objective).

Response to Comment 5:

In response to Comment 5, Registrant has added the following modified disclosure as a substitute for the first 2 paragraphs in the prospectus under the heading “Principal Investment Strategies”:

The Fund is actively managed and under normal circumstances invests at least 80% of its net assets in securities and instruments issued by or economically tied to U.S. issuers.  In addition, the Fund may invest up to 20% of its net assets in securities and instruments issued by U.S. banks but economically tied to foreign developed markets, including American Depositary Receipts (“ADRs”). ADRs are issued by U.S. banks (depositories) and represent ownership interests in securities of foreign companies that are deposited with those banks. The Fund may invest in sponsored ADR arrangements wherein the foreign issuer assumes the obligation to pay some or all of the depository’s transaction fees or unsponsored ADR arrangements wherein the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holder

In seeking to achieve its investment objective of long-term capital appreciation, with a goal of outperforming the S&P 500 Total Return Index over a rolling five-year period, the Adviser adheres to its long-held belief in long-term, fundamental value investing, and seeks to invest in companies that it believes are trading at a material discount to the Adviser’s estimate of fair value, with clear catalysts for a narrowing of that discount over the course of several years. The Adviser’s primary focus in attempting to achieve its investment objective is on identifying innovative, forward-looking businesses that can generate growth for the foreseeable future, continually reinvest in the business, and focus on providing a superior value proposition to their consumers.

Comment 6: The last paragraph in the Fund’s Principal Investment Strategies section, as referenced below, relates to defensive strategies. Please consider whether these are Principal Investment Strategies of the Fund and, if not, please move the disclosure to Item 9 later in the Prospectus.

During periods when the Fund’s assets (or portion thereof) are not fully invested in accordance with the above, all or a portion of the Fund may be invested in cash instruments, which for this purpose include U.S. Treasury obligations; cash and cash equivalents including commercial paper, certificates of deposit and bankers’ acceptances; repurchase agreements; shares of money market mutual funds; and high-quality, short-term debt instruments including, in addition to U.S. Treasury obligations, other U.S. government securities (collectively, “Cash Instruments”). Additionally, to respond to certain adverse market, economic, political or other conditions, the Fund may invest 100% of its assets, without limitation, in cash instruments. The Fund may be invested in this manner for extended periods, depending on the Adviser’s assessment of market conditions. During this time, the Fund may not be able to meet its investment objective. To the extent that the Fund invests in ETFs or money market mutual funds, the Fund would bear its pro rata portion of each such ETF or money market fund’s advisory fees and operational expenses.

Response to Comment 6: The Registrant has moved the referenced disclosure to Item 9 later in the Prospectus.

Comment 7: Relating to the Fund’s Past Performance, please provide the following information supplementally in correspondence:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response to Comment 7.a. The Predecessor Fund commenced operations on March 1, 2018. The Predecessor Fund was created in order to realize efficiencies relative to the Adviser’s prior model of managing numerous separate accounts in the same investment strategy. Shortly before the Predecessor Fund Commenced operations, the Adviser converted separate accounts into a private fund employing a long/short equity strategy, and the Adviser quickly recognized the benefits of the private fund structure.

b.	State that the adviser for the Fund was the adviser for the Predecessor Fund for the entire performance period shown. Also, state whether the adviser managed any other funds that were materially equivalent to the Fund. Were these other funds converted to registered companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent fund had lower performance as compared with the Predecessor Fund.

Response to Comment 7.b. The Adviser represents that it served as the Adviser for the Predecessor Fund for the entire performance period shown, and that it did not manage any other funds that were materially equivalent to the Fund.

c.	State whether the adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response to Comment 7.c. Because the Predecessor Fund was not required to comply with subchapter M, and did not monitor compliance with Subchapter M, Registrant’s response to this question is somewhat speculative. The Predecessor Fund invested solely in publicly traded equity securities traded on US exchanges, and did not employ leverage, derivatives, short positions, or other instruments. It was characterized as non-diversified, just as it will be characterized as non-diversified as a registered fund. While there were times that the Predecessor Fund had too few securities to mathematically comply with Subchapter M, at other times the fund had the requisite number of securities to satisfy the subchapter M test. It is clear however, that there is nothing inherent in the strategy that would preclude it from being managed as a non-diversified portfolio that complies with the requirements of Section 851(b) of the Internal Revenue Code.

d.	Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one year of this date, please describe whether such investors were able to invest in a fund with substantially similar investment strategies to that of the Predecessor Fund.

Response to Comment 7.d. Adviser represents that there were no changes to the Predecessor Fund’s investment strategy within a one-year period prior to the date the registration statement was filed. While not changing the investment strategy of the Predecessor Fund at all, the Adviser configured the Predecessor Fund’s portfolio to satisfy the RIC diversification requirements of Section 851(b) of the Internal Revenue Code in anticipation of transitioning to become a registered fund, Assets in the Predecessor Fund decreased from approximately $37,678,000 as of December 31, 2021 to approximately $13,202,000 as of December 31, 2022, but this decline was primarily as a result of the Predecessor Fund’s performance (-64.60% for calendar year 2022). Assets in the Predecessor Fund increased to approximately $17,007,000 million as of December 31, 2023, again based primarily on the Fund’s strong performance for calendar year 2023 (+79.13%). During the one-year period prior to the date that the Fund’s registration statement was originally filed (September 26, 2023), only one shareholder fully redeemed his position in the Predecessor Private Fund. Based on discussions with that shareholder, the Adviser determined that such redemption had nothing to do with the proposed conversion of the Predecessor Fund into the new Fund, but instead was based on the shareholder’s desire to utilize the proceeds of such redemption to enter into a real estate transaction.

e.	State in correspondence whether the Predecessor Fund transferred substantially all of its portfolio securities or if it transferred only a portion of its assets to the Fund (if a portion, state the percentage of the portfolio that was transferred).

Response to Comment 7.e. Registrant confirms that the Predecessor Fund will transfer substantially all of its portfolio securities to the Fund prior to the Fund’s commencement of operations.

f.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response to Comment 7.f. Registrant represents supplementally that the Fund has the records to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Comment 8: With regard to the Calendar Year Total Returns bar chart, in correspondence, explain what investments, investment factors and strategy drove Predecessor Fund performance in 2020 and 2022. Depending upon the response, consider updating the strategy and risk disclosure, particularly if you anticipate fund returns will be more volatile than the benchmark on an annual basis.

Response to Comment 8: The Predecessor Fund’s performance in 2020 and 2022 was driven by in each instance the fact that that the Predecessor Fund was non-diversified and had few holdings in these years, and that the Fund’s portfolio was concentrated at various times during that time certain sectors, a combination that was extremely rewarding in one year (+228.10 in 2020) and punishing in another (-64.60 in 2022). Registrant also notes that equity markets in the time periods between 2020 and 2022 were very volatile due to the Covid 19 virus, which affected the performance of both the and the benchmark While we do not anticipate that the volatility will be as great when the Predecessor Fund ‘s transitions to be a registered fund, we have enhanced risk disclosure relating to the combination of a non-diversified fund status and sector concentration among the Fund’s holdings, as follows:

Sector Risk. The Adviser may allocate more of the Fund’s investments to a particular sector or sectors in the market. If the Fund invests a significant portion of its total assets in certain sectors, its investment portfolio will be more susceptible to the financial, economic, business, and political developments that affect those sectors. Because the Fund is also non-diversified and has a relatively small number of issuers, poor performance by such concentrated sectors, or even by individual issuers within such sectors, may adversely affect the Fund’s performance, including its performance relative to the Fund’s benchmark, which is more diversified and less sector concentrated.

Comment 9: Please provide the 1 and 5 year returns in the Average Annual Total Returns table as of December 31, 2022 because the return table is showing prior performance. It is unclear why this would be N/A.

Response to Comment 9: In its 485(a) filing on September 26, 2023, Registrant provided the one-year Average Annual Total Return (-64.56%). Registrant did not provide five-year return information because 2018 had only partial year performance because the Predecessor Fund commenced operation on March 1, 2018. Registrant’s 485(a) filing filed contemporaneously with this comment letter response includes one-year, five-year, and since inception returns as of December 31, 2023.

Comment 10: Footnote (1) to the Average Annual Total Return table references the “351 Transaction.” Explain what is meant by “351 Transaction.”

Response to Comment 10. The defined term “351 Transaction” has been deleted because the defined term is not needed as it is not used again in the Prospectus. It refers to a tax-free transaction pursuant to section 351 of the Internal Revenue Code.

Comment 11: In the disclosure for the Fund’s Portfolio Manager in the summary section of the prospectus, please provide the title of the Portfolio Manager and the actual date management of the Fund began (rather than stating since inception).

Response to Comment 11: The Registrant has revised the disclosure to include the requested information.

Comment 12: Please disclose in the risk section, or where otherwise appropriate, that purchases and redemptions of creation units with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response to Comment 12: The Registrant has included the following risk disclosure in the Fund’s Principal Investment Risks:

Cash Transactions Risk. Although the Fund effects its creations and redemptions primarily in-kind, unlike other ETFs, the Fund may effect certain creations and redemptions for cash rather than in-kind securities. In effecting such cash transactions, the Fund will incur brokerage costs that might not have been incurred if the purchase or redemption of creation units were effected in kind, and these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant. When the Fund effect its creations and redemptions for cash, it also may have to sell portfolio securities at inopportune times in order to obtain the cash needed to meet redemption orders. This may cause the Fund to sell a security and recognize a capital gain or loss that might not have been incurred if it had made a redemption in-kind. The use of cash creations and redemptions may also cause the Fund’s shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the Fund’s NAV.

Comment 13: Please update the disclosure for Market Risk in the section titled “Additional Principal Risk Information” to reflect current events, as appropriate that affect the Fund.

Response to Comment 13: In response to Comment 13, we have added the following disclosure for Market Risk in the section titled “Additional Principal Risk Information”:

The Fund is subject to the risk that geopolitical and other events will disrupt securities markets, adversely affect global economies and markets and thereby decrease the value of the Fund’s investments. The prior wars in Iraq, Afghanistan and Syria have had a substantial effect on the economies and securities markets of the U.S. and other countries. Russia’s recent and current military incursions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of the Fund’s investments, even beyond any direct exposure the Fund may have to Russian issuers or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. Most recently, Hamas militants launched a brutal terror attack against southern Israel on October 7, 2023, and, in response, Israel declared war on Hamas and Israeli Defense Forces invaded the Gaza Strip. Actual hostilities, such as the Israel-Hamas war, or the threat of future hostilities in the broader Middle East region may cause significant volatility and disruption to the securities markets, and adversely affect global energy and financial markets and thus could affect the value of the Fund’s investments.

Comment 14: With regard to disclosure regarding the Adviser in the section titled “Additional Information About Management of the Fund,” please disclose the Adviser’s experience, particularly with regard to managing an ETF, as required by Item 10(a)(1)(i) of Form N-1A.

Response to Comment 14: Item 10(a)(1)(i) of Form N-1A requires that the Fund provide the name and address of each investment adviser of the Fund, including sub advisers, and to describe the investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund. In response to Comment 14, Registrant has added the following disclosure in the prospectus section entitled “Additional Information About Management of the Fund”,

The Adviser, Nightview Capital LLC (“Nightview Capital’), and Alsin Capital Management, Inc. (“Aslin Capital” or “Predecessor Adviser”) The Adviser, Nightview Capital, is wholly-owned by Mr. Arne Alsin, who serves as the portfolio manager to the Fund and previously provided investment management services and served as the portfolio manager for all the accounts managed by the Adviser since its inception in 2016, including separate accounts and private funds utilizing an the same investment strategy as that of the Fund. substantially similar to the Fund. Prior to forming Nightview Capital, Mr. Alsin from 2012 until 2016 managed separately managed accounts using the same investment strategy as the Fund’s under his predecessor Advisory firm, Alsin Capital Management, Inc., which he founded in 1993. The Fund is the first registered fund for the Adviser and Mr. Alsin.

Comment 15: With regard to the Past Performance of the Adviser, please represent supplementally that the Adviser maintains records to support the performance calculations as required by Rule 204-2(a)(16) of the Advisers Act.

Response to Comment 15: The Registrant represents that the Adviser maintains records to support the performance calculations as required by Rule 204-2(a)(16) of the Advisers Act.

Comment 16: In the first paragraph of the section titled “Past Performance of the Adviser,” please include disclosure regarding the relationship between Nightview Capital, LLC and Alsin Capital Management, Inc. and whether they are affiliates.

Response to Comment 16: Registrant has added the following disclosure to the prospectus section entitled “Past Performance of the Adviser”:

Nightview Capital LLC (“Nightview Capital”) and Alsin Capital Management, Inc (“Alsin Capital”) are affiliated entities under the common control of Mr. Arne Alsin. Both firms are or were 100% owned by Mr. Arne Alsin, who also served as each firm’s sole portfolio manager. Mr. Alsin founded Alsin Capital in 1993 and served as its sole owner and portfolio manager until the firm ceased operations in 2016. Mr. Alsin founded Nightview Capital in 2016 and continues to serve as the firm’s sole owner and sole portfolio manager to this date.

Comment 17: With regard to the Past Performance of the Adviser, please confirm supplementally which line of no-action letters you are relying on for prior performance - Nicholas/Applegate or Bramwell.

If Nicholas/Applegate, please confirm performance includes substantially similar accounts managed by the Adviser (not just the Portfolio Manager). Also confirm the Adviser and Alsin Capital Management, Inc. have in common virtually all of the same investment professionals.

If Bramwell, please confirm performance includes all substantially similar accounts managed by the Portfolio Manager while employed by previous adviser. Also, confirm the presentation of performance does not include accounts managed by other Portfolio Managers at Alsin Capital Management, Inc.

Response to Comment 17: Registrant respectfully submits that it can rely on both Nicholas/ Applegate and Bramwell to support inclusion of the past performance of the Adviser.

With respect to the Nicholas/Appelgate analysis, Registrant confirms that the reported performance includes all substantially similar accounts managed by the Adviser, either Alsin

Capital from July 1, 2012, through September 30, 2016 or Nightview Capital (since October 1, 2016). Mr. Alsin was the only portfolio manager at Alsin Capital and Nightview Capital for the entire period covered by the composite.

With respect to the Bramwell, analysis, Registrant confirms that the composite performance includes all substantially similar accounts managed by the Portfolio Manager, Arne Alsin, while employed by previous adviser Alsin Capital. Registrant further confirms the presentation of performance does not include accounts managed by other Portfolio Managers at Alsin Capital Management, Inc.

Comment 18: Please confirm supplementally that the past performance of the Adviser includes the performance of all client accounts with substantially similar investment strategies.

Response to Comment 18: Registrant confirms supplementally that the past performance of the Adviser includes the performance of all client accounts with substantially similar investment strategies.

Comment 19: The last sentence of the first paragraph in the section titled “Past Performance of the Adviser” appears to be incorrectly stated as follows: “The Adviser is the GIPs firm.” Please revise.

Response to Comment 19: The referenced sentence has been revised as follows: “The Adviser is a GIPs compliant firm.”

Comment 20: Please revise the disclosure in the third paragraph in the section titled “Past Performance of the Adviser” to clearly state that the Composite Performance prior to 8/1/2018 is the performance of the Adviser or Portfolio Manager, as appropriate (and not that of the Fund).

Response to Comment 20: The following sentence has been added to the third paragraph: “Performance in the Composite prior to 8/1/2018 reflects the performance of the Adviser and Portfolio Manager’s separately managed accounts, and not that of the Fund.”

Comment 21: Please confirm supplementally that the performance shown in the Composite is net of all fees and expenses (not just management fees).

Response to Comment 21: The Registrant has confirmed with the Adviser that that Composite performance is net of all fees and expenses.

Comment 22: Please confirm that the consents of Ashland Partners & Company, LLP and ACA Performance Services, LLC are included in the Fund’s registration statement.

Response to Comment 22: The Registrant confirms that the consents of Ashland Partners & Company, LLP and ACA Performance Services, LLC for the periods ended December 31, 2023 will be filed with Part C to the registration statement filed concurrently herewith.

Comment 23: Please include the Predecessor Fund’s financial statements in the section titled “Financial Highlights.”

Response to Comment 23: The Registrant has included the Predecessor Fund’s financial statements in the Financial Highlights section of the registration statement filed concurrently herewith.

Staff Comments Related to the Statement of Additional Information

Comment 24: The first sentence of the fifth paragraph in the section titled “Description of the Trust and Fund” states: “Generally, the Fund sells and redeems Creation Units on an in-kind basis.” Please reconcile this disclosure with the prospectus disclosure which states that the Fund sells and redeems Creation Units in cash.

Response to Comment 24: Registrant assumes that the purportedly conflicting prospectus disclosure language appears on page 7 of the prospectus under the heading “Purchase and Sale of Fund Shares”, which reads as follows: “Creation Unit transactions for the Fund generally are conducted in exchange for cash.” The referenced language in the prospectus was erroneous and has been modified to read as follows: “Creation Unit sales and redemptions for the Fund generally are conducted as in-kind transactions.”

Comment 25: Please revise the disclosure in the section titled “Financial Statements” to include reference the financial statements of the Predecessor Fund.

Response to Comment 25: The following disclosure replaces the first sentence in the section titled “Financial Statements:”

“The Fund is a continuation of The Nightview Capital Fund, LP – Series B, formerly Worm Capital Fund, LP – Series B, a privately offered fund which employed the same investment strategy as the Fund (the “Predecessor Fund”) and, therefore, the Fund’s financial information includes results of the Predecessor Fund. The Predecessor Fund commenced operations on March 1, 2018. It is anticipated that the Predecessor Fund will be reorganized into the Fund in June 2024, coincident with the transfer of assets from the Predecessor Fund to the Fund. The audited financial statements of the Predecessor Fund for the fiscal periods ended December 31, 2019, 2020, 2021, 2022, and 2023 including the financial highlights and the report of EisnerAmper, independent registered public accounting firm, have been adopted by the Fund and are incorporated and made a part of this document.”

If you have any additional questions, or need additional information, please contact me by phone at 513-587-3447 or by e-mail at tfranklin@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-553-3834 or by e-mail at Thomas.Sheehan@practus.com.

Sincerely,
/s/ Tiffany Franklin
Ms. Tiffany Franklin, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Mr. Zachary Richmond, Treasurer